Exhibit 99.1

ASX ANNOUNCEMENT

April 21st, 2009

GTG appoints new Chief Executive Officer

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the appointment of Dr. Paul MacLeman as its new Chief Executive Officer.  Dr. MacLeman is due to take up his position on Monday, 4 May 2009.

Dr. MacLeman, 43, is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a graduate of the AICD.  He is the current Chairman of the Ausbiotech Agricultural, Environmental & Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was also responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. where he was responsible for re-focussing that company’s commercialisation strategy and evaluating new opportunities; and Vice President at Agenix Ltd., heading the global veterinary immunodiagnostics business as part of the senior leadership team.

Dr. MacLeman has previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

“I believe Genetic Technologies is in a unique position in the Asia Pacific biotechnology scene.  Revenues and positive cash flows from licensing and its genetic testing businesses have it poised to become a sustainably profitable business able to bring new, high value products to market.  I greatly look forward to leading the Company into this next phase in its successful development”, Dr. MacLeman said.

The Company is delighted to have secured the services of Dr. MacLeman after a comprehensive search and the Board is confident that his appointment will deliver significant growth for the Company.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtg.com.au • Email: info@gtg.com.au

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

NY 239,490,250v1 4-21-09